Exhibit 99.2

BIGLARI HOLDINGS INC. TO WITHHOLD VOTES FOR FREMONT MICHIGAN INSURACORP. DIRECTORS

FOR IMMEDIATE RELEASE	April 30, 2010

San Antonio, TX (NYSE: BH)—Biglari Holdings (“BH”) wishes to apprise shareholders in Fremont Michigan InsuraCorp. (OTCBB: FMMH) that their board and management have acted to dilute the rights of their shares by spending shareholders’ money to lobby the Michigan legislature to pass a law, Senate Bill 1174, that benefits top management and its directors. BH, one of Fremont’s largest shareholders with nearly 10% ownership of the company’s stock, has in effect paid for 10% of the wasteful lobbying expenditures.

The Senate Bill 1174 was introduced by a Michigan state senator representing Fremont’s district. The bill restricts the rights of shareholders, and in some instances would make it almost impossible for them to elect board members not supported by a majority of Fremont's existing board of directors.  Bill 1174 requires the votes of 66.67% of all outstanding stock to elect two or more directors.

Fremont's management helped draft Bill 1174 to insulate itself from the company's own shareholders. We believe it is clear that the current board and management are not interested in maximizing the value of the company’s shares. BH objects to the money wasted by Fremont's management on a bill that protects the top executives. Further, BH disapproves of the legislative conflicts that allow a public relations firm owned in part by former Representative Dianne Byrum, the mother of Insurance Committee Chairperson Barb Byrum, to serve as a spokesperson for Fremont. Moreover, during our April 14th meeting Committee Chairperson Barb Byrum declared the “government can do anything.” That assertion smacks not only of small-time despotism but also of violation of individuals’ and shareholders’ rights. Ms. Byrum’s opinion would be erroneous under any form of democratic government. The Chairperson’s false and quite alarming viewpoint along with Fremont’s utilizing her mother's firm, Byrum & Fiske, to speak for Fremont in support of the bill, raises questions about Ms. Byrum’s credibility as well as about whether two people with such a close family tie can allow an equitable, democratic decision to emerge.

In addition, we note that former Representative Don VanSingle serves as the chairman of Fremont’s board of directors. Fremont hired Mr. VanSingle's former employer, Government Consultant Services, Inc., to buttress and thereby support Bill 1174. We think most investors would agree that the idea of passing legislation that protects the chief executive officer of a single company is simply prejudicial and worse, unethical.

If the bill becomes law, BH will consider its civil remedies.  Fremont's Chairman of its Board Donald VanSingle, and CEO Richard Dunning, should not serve as directors and officers of the insurance company. BH’s current intention is to file a derivative action against the directors, and in particular against those serving on Fremont's Governance Committee.  Notwithstanding, we will withhold our votes for all directors at the upcoming shareholder meeting and we advocate that other shareholders should send a strong signal that such ruinous behavior is intolerable.

More broadly, if the Michigan legislature is going to interfere to deprive shareholders of the option to remove directors of public companies domiciled in Michigan whenever their boards are challenged, why would investors allocate capital in a state that deprives them of their rights? When shareholders purchase interest in a company, they do so with the right to change its board; after all, the board’s obligation is to work on behalf of the shareholders.

Regardless of this bill, Fremont shareholders do not need a CEO who displays total disregard for shareholder rights and value. It is time to dismiss Mr. Dunning. Our resolve remains steadfast until Mr. Dunning is removed from his affiliation with Fremont.

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